U.S. SECURITIES AND EXCHANGE COMMISSION No. 812-

Washington, D.C. 20549

APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE

INTERNAL REVENUE CODE OF 1986, AS AMENDED.

GSV CAPITAL CORP.

2925 Woodside Road

Woodside, CA 94062

All Communications, Notices, and Orders to:

Stephen D. Bard

Chief Financial Officer, Chief Compliance Officer, Treasurer and Corporate Secretary

GSV Capital Corp.

2925 Woodside Road

Woodside, CA 94062

Copy to:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Suite 700

Washington, D.C. 20001-3980

December 3, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: GSV Capital Corp. 2925 Woodside Road Woodside, CA 94062	APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

INTRODUCTION

GSV Capital Corp. (“Applicant”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended (the “Code”), for a certification that Applicant is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.

Applicant proposes to qualify as a “regulated investment company” under Section 851(a) of the Code for the fiscal year ended December 31, 2013. The certification being sought is a prerequisite to qualification, pursuant to the provisions of Section 851(e) of the Code, as a regulated investment company under Section 851(a).

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I. GENERAL DESCRIPTION OF APPLICANT

Applicant was incorporated under the laws of the State of Maryland in September 2010 and operates as an externally managed business development company (“BDC”). Applicant’s securities are registered with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, and on April 27, 2011, Applicant elected to become regulated as a BDC (the “BDC election”) pursuant to Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicant’s investment portfolio consists primarily of non-controlling equity and equity-related investments in rapidly growing companies across several key industry themes, including social-mobile, cloud computing, internet commerce, green technology, and education technology. Most of Applicant’s portfolio companies are privately held, some with little operating history. As of December 31, 2013, Applicant had total assets of approximately [$]* million.

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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II. LEGAL ANALYSIS

A.	Applicable Law

Section 851 of the Code sets forth the general requirements a corporation must satisfy in order to qualify for treatment as a regulated investment company under Subchapter M of the Code (a “RIC”). A RIC is defined in Section 851(a) as “any domestic corporation . . . which, at all times during the taxable year . . . is registered under the . . . [1940 Act] as a management company or unit investment trust, or . . . has in effect an election under such Act to be treated as a business development company.” Section 851 also imposes certain conditions and limitations upon entities seeking to qualify as RICs. Section 851(b)(3)(A) provides that an investment company or BDC seeking to qualify for treatment as a RIC must, as of the close of each quarter of the taxable year, have at least 50 percent of the value of its total assets represented by cash and cash items (including receivables), Government securities and securities of other regulated investment companies, and . . . other securities for purposes of this calculation limited, except and to the extent provided in subsection [851](e), in respect of any one issuer to an amount not greater in value than 5 percent of the value of the total assets of the taxpayer and to not more than 10 percent of the outstanding voting securities of such issuer.

The 1940 Act generally imposes no similar diversification requirements.

Section 851(e) provides an exemption from the diversification requirements of Subchapter M for certain investment companies furnishing capital to certain development corporations. In pertinent part, Section 851(e) provides that

[i]f the . . . Commission determines, in accordance with regulations issued by it, and certifies to the Secretary not earlier than 60 days prior to the close of the taxable year of a management company or a business development company . . . that such investment company is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available, such investment company may, in the computation of 50 percent of the value of its assets under subparagraph (A) of subsection (b)(3) for any quarter of such taxable year, include the value of any securities of an issuer, whether or not the investment company owns more than 10 percent of the outstanding voting securities of such issuer, the basis of which, when added to the basis of the investment company for securities of such issuer previously acquired, did not exceed 5 percent of the value of the total assets of the investment company at the time of the subsequent acquisition of securities.

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B.	Need for Relief

Applicant’s board of directors has determined that it would be in the best interests of Applicant and its shareholders for Applicant to qualify for treatment as a RIC for the fiscal year ended December 31, 2013. Since its BDC election, Applicant has invested a substantial percentage of its total assets in late-stage venture-backed private companies (each a “Portfolio Company” and together the “Portfolio Companies”) that Applicant projects to be 18 to 36 months from a liquidity event (e.g., an initial public offering or merger). Applicant’s portfolio represents rapidly growing companies in a broad range of industry segments, including social-mobile, cloud computing, internet commerce, green technology, and education technology (the Portfolio Companies are more fully described below). Given the inherent nature of venture-backed development companies, many of the Portfolio Companies are thinly capitalized, unproven companies that lack management depth and have no operating history. As a consequence, Applicant, in addition to providing capital to the Portfolio Companies, may also assist with monitoring the operations of Portfolio Companies, participating in their board and management meetings, consulting with and advising their officers and providing other organizational and financial guidance.

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Applicant may be unable to satisfy the requirements of Section 851(b)(3)(A) because a large portion of its Portfolio consists of control investments in “blocker corporations” through which most of its portfolio investments are held.1 This result would have a deleterious impact on Applicant’s shareholders by reducing Applicant’s income without achieving any concomitant policy objective.

1.	Investment Portfolio

As stated above, Applicant has invested a substantial portion of its assets in late-stage venture-backed companies primarily engaged in the development and integration of products that are applied in industries such as social-mobile, cloud computing, internet commerce, green technology, and education technology. Applicant believes that most of those companies satisfy the requirements of section 851(e) of the Code. In reaching this conclusion, Applicant generally has relied upon information provided by the Portfolio Companies themselves and others, including but not limited to, offering circulars, prospectuses, analyst reports, internal company memoranda, patent applications and similar documents. In addition, Applicant in limited instances is represented on the boards of directors of the Portfolio Companies and also has direct access to senior management of those companies through contractual information rights.

1      These blocker corporations, while fully consolidated for GAAP purposes, are not subject to a “look through” to the underlying portfolio investments for purposes of compliance with section 851(e) of the Code. However, the value of the blocker corporations solely reflect the value of the underlying Portfolio Companies.

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The following table shows the composition of Applicant’s total assets as of the end of each calendar quarter of 2013:

	3/31/2013	6/30/2013	9/30/13	12/31/2013
A. Investments in "eligible portfolio companies" described in Section 2(a)(46)
of the 1940 Act and believed by Applicant to be engaged in the
business activities required by Section 851(e) of the Code	$193,448,757	$214,620,401	$ 221,164,673

B. Investments in "eligible portfolio companies" described in Section 2(a)(46)
of the 1940 Act and treated by Applicant as not engaged in the business
activities required by Section 851(e) of the Code	$13,037,500	$10,395,159	$14,923,016

C. Investments that do not qualify under Section 55(a) of the 1940 Act, but as to which the issuers are believed by Applicant to be engaged in the
business activities required by Section 851(e) of the Code	$15,668,348	$16,182,926	$16,895,757

D. Investments that do not qualify under Section 55(a) of the 1940 Act and
treated by Applicant as not covered by Section 851(e) of the Code	-	-	-

E. Cash, cash items and securities as set forth in Section 55(a)(6) of the 1940 Act, collectively “Cash Equivalents”	$22,818,379	$4,634,110	$67,310,704

Total Investments and Cash Equivalents	$244,972,984	$248,832,596	$320,294,150

Other Assets	$447,253	$326,398	$4,236,530

Total Assets	$245,420,237	$249,158,994	$324,530,680

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As demonstrated above, as of December 31, 2013, [%]* of Applicant’s total assets consisted of assets of the type set forth in paragraphs 1 through 6 of Section 55(a) of the 1940 Act. Such assets comprise [%]* of Applicant’s invested assets.

2.	Portfolio Companies

As reflected in the table above, companies engaged in the type and degree of business activities described in Section 851(e) of the Code, excluding the investments in issuers described in Categories B and D above, comprised the following percentages of the total assets less Cash Equivalents of Applicant at the end of each of the calendar quarters of 2013: March 31, 94%; June 30, 94%; September 30, 93%; and December 31, [%]*. Unless otherwise indicated below, information is provided as of December 31, 2013.

2U, Inc. (“2U”) (Category A) -- 2U is an online education company that partners with universities to provide technology solutions to manage students from recruitment to post-graduation job placement, as well as develop and deliver curriculum in a virtual environment. On October 17, 2012, 2tor, Inc., changed its name to 2U, Inc.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $10,849,295 / 4.26%*

Date of Initial Investment: July 16, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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AliphCom, Inc. (“Aliph”) (Category A) – Aliph, doing business as Jawbone, is a consumer technology company that develops human-centered wearable technology and audio devices, including noise-eliminating Bluetooth headsets and wireless speakers and speakerphones.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $792,600 / 0.31%*

Date of Initial Investment: May 17, 2013

AlwaysOn, Inc. (“AlwaysOn”) (Category A) -- AlwaysOn is a media brand networking company that provides a highly networked experience by connecting and informing readers, event participants, sponsors, bloggers, and advertisers in the entrepreneurial community in the Global Silicon Valley.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $803,011 / 0.33%*

Date of Initial Investment: September 7, 2012

Avenues World Holdings LLC (“Avenues”) (Category B) -- Avenues is a private pre-kindergarten through 12th grade school that aspires to ultimately become a single school with multiple integrated global campuses.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $10,423,016 / 4.10%*

Date of Initial Investment: May 9, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Bloom Energy Corporation (“Bloom Energy”) (Category A) -- Bloom Energy is a company in the alternative energy field that provides solid oxide fuel cell technology. Solid oxide fuel cells convert fuel into electricity through an electro-chemical process and provide high electrical efficiencies and fuel flexibility. On September 20, 2006, Ion America Corporation changed its name to Bloom Energy Corporation.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $4,456,420 / 1.75%*

Date of Initial Investment: June 30, 2011

Chegg, Inc. (“Chegg”) (Category A) -- Chegg is an online textbook rental company with a social education learning platform that assists students by providing course planning and selection services, textbooks, study materials and homework assistance.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $14,135,584 / 5.56%*

Date of Initial Investment: June 29, 2011

Control4 Corporation (“Control4”) (Category A) -- Control4 designs and manufactures personalized automation and control solutions that allows consumers to automatically control multiple devices in a home or business using one interface. Control4 also offers internet services that allow consumers to control their home using mobile devices.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $12,473,776 / 4.90%*

Date of Initial Investment: October 4, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Coursera, Inc. (“Coursera”) (Category A) -- Coursera is an education technology company that partners with top universities and organizations around the world to offer free online courses in a wide range of topics.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $9,999,998 / 3.93%*

Date of Initial Investment: June 19, 2013

CUX, Inc. (“CorpU”) (Category A) -- Corporate University Xchange (doing business as “CorpU”) is a talent development company that pioneers new approaches to create virtual learning communities that integrate social media, web 2.0, cloud computing, and mobile technologies to connect people.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $3,246,097 / 1.27%*

Date of Initial Investment: March 29, 2012

Dailybreak, Inc. (“Dailybreak”) (Category A) -- Dailybreak is a digital marketing and media company that designs and delivers targeted advertising services. Dailybreak’s content advertising units, called Challenges, are consumer-initiated experiences that allow users to engage with the brand’s message. On July 9, 2012, CampusLIVE, Inc., changed its name to Dailybreak, Inc.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $2,429,540 / 0.96%*

Date of Initial Investment: June 29, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Dataminr, Inc. (“Dataminr”) (Category A) -- Dataminr is a real-time social media analytics company that develops and provides modular desktop and API products that transform social media streams into actionable signals for clients in the finance and government sectors.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $4,036,647 / 1.58%*

Date of Initial Investment: July 2, 2012

DreamBox Learning, Inc. (“DreamBox”) (Category A) -- DreamBox is an educational software company that develops web-based adaptive learning platforms. DreamBox’s online learning products target young students in kindergarten through third grade and provide mathematical education that reflects lessons taught in the classroom. In October 2007, SchoolSoft Corp. changed its name to DreamBox Learning, Inc. On April 20, 2010, DreamBox was acquired by a partnership between Reed Hastings, CEO of Netflix, Inc., and the Charter Fund, a non-profit venture capital firm.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $825,095 / 0.32%*

Date of Initial Investment: December 6, 2011

Dropbox, Inc. (“Dropbox”) (Category A) -- Dropbox is a file hosting service company that provides cloud storage, file synchronization, and client software, enabling users to securely share and access files from various computers and mobile devices. In November 2009, Evenflow, Inc. changed its name to Dropbox, Inc.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $15,093,589 / 5.94%*

Date of Initial Investment: November 15, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Facebook, Inc. (“Facebook”) (Category C) -- Facebook is a leading social-networking company. Facebook’s social networking website allows users to create a personal profile, add other users to the network, and exchange messages, photographs and other information that can be shared across a network. On May 18, 2012, Facebook priced its initial public offering of 180,000,000 shares of common stock at $38 per share. As of that date, the company's common stock trades on the NASDAQ Global Select Market under the symbol FB.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $8,790,250 / 3.46%*

Date of Initial Investment: June 23, 2011

Fullbridge, Inc. (“Fullbridge”) (Category A) -- Fullbridge is a web-based training and education company that provides business education programs. The Fullbridge Program teaches real-world business skills and insider insights to recent college graduates. In April 2011, NextChapters, Inc. changed its name to Fullbridge, Inc.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value /Percentage of Applicant’s Total Assets: $3,445,563/ 1.36% *

Date of Initial Investment: May 4, 2012

Gilt Groupe, Inc. (“Gilt Groupe”) (Category A) -- Gilt Groupe is an e-commerce platform for fashion sales of designer apparel and accessories.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $3,783,860 / 1.49%*

Date of Initial Investment: June 17, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Global Education Learning (Holdings) Ltd. (“GEL”) (Category C) -- GEL is an education technology platform company that provides early educational products and services targeted at young students in China.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $3,003,237 /1.18%*

Date of Initial Investment: July 16, 2012

Kno, Inc. (“Kno”) (Category A) -- Kno is an education software company that provides digital textbooks and social engagement tools for students. On June 12, 2009, Kakai, Inc. changed its name to Kno, Inc.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $2,175,000 /0.86%*

Date of Initial Investment: May 16, 2011

Learnist, Inc. (“Learnist”) (Category A) – Learnist, formerly known as Grockit, Inc., is an online test preparation company that develops learning programs and offers test preparation services for various standardized tests, such as GMAT, SAT, ACT, and LSAT.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $3,575,073 / 1.41%*

Date of Initial Investment: October 7, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Maven Research, Inc. (“Maven”) (Category A) -- Maven provides an online professional network and knowledge marketplace that connects researchers with industry professionals. Maven offers electronic surveys, telephone consultations, extended consulting, intelligence markets, and internal knowledge communities.

Percentage of Equity held by Applicant: Between 5% - 25%\

Investment Value / Percentage of Applicant’s Total Assets: $2,085,909 / 0.82%*

Date of Initial Investment: February 28, 2012

NestGSV, Inc. (“NextGSV”) (Category A) -- NestGSV is an entrepreneurial education company that utilizes a comprehensive, services-driven model to provide a community-based reservoir of resources for entrepreneurs in emerging technology businesses.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $1,800,000 / 0.71%*

Date of Initial Investment: May 25, 2012

NestGSV Silicon Valley, LLC (“NestGSV Silicon Valley”) (Category A) -- NestGSV Silicon Valley is an entrepreneurial education company that operates a campus providing residency and full life cycle support for startups, including mentoring, education, legal services, financial services, and access to technology partners.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $519,045/ 0.20%*

Date of Initial Investment: July 10, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Neuron Fuel, Inc. (“Neuron Fuel”) (Category A) -- Neuron Fuel is a computer software company that offers a patent-pending education platform designed to teach computational learning and programming skills to children.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $243,658 / 0.10%*

Date of Initial Investment: August 8, 2012

NewZoom, Inc. (“NewZoom”) (Category A) -- NewZoom, doing business as ZoomSystems, designs and operates automated retail machines at airports, malls, and other high traffic locations. NewZoom’s automated retail machines are driven by smart technology and use intelligent data adjusted to locations, providing a new, revolutionary selling channel.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $262,500 / 0.10%*

Date of Initial Investment: August 31, 2011

oDesk Corporation (“oDesk”) (Category A) -- oDesk operates an online employment platform that allows employers to hire, manage, and pay an on-demand workforce of talented professionals.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $188,995 / 0.07%*

Date of Initial Investment: June 11, 2013

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Ozy Media, Inc. (“Ozy Media”) (Category A) -- Ozymandias Media (“Ozy”) is a next generation social media business focused on the Change Generation, a subset of the population between the ages of 20 and 50.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $546,224 / 0.21%*

Date of Initial Investment: November 2, 2012

Palantir Technologies, Inc. (“Palantir”) (Category A) -- Palantir offers data integration platforms that solve critical intelligence and security issues for government agencies, banks, and large institutions.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $26,228,429 / 10.31%*

Date of Initial Investment: May 7, 2012

Parchment, Inc. (“Parchment”) (Category A) -- Parchment is the leading electronic transcript exchange that allows learners and institutions to electronically collect and share transcript and credential data using its Docufide and Avow SaaS platforms.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $3,237,736 / 1.27%*

Date of Initial Investment: October 1, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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S3 Digital Corp. (“S3 Digital”) (Category A) -- S3 Digital is a sports analytics company and is doing business as “S3i.” S3 strives to be the leading digital sports media company in North America through a vertical integration strategy that leverages Big Data to create incremental, high margin “points of fan engagement.”

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $1,338,441 / 0.53%*

Date of Initial Investment: November 21, 2012

SharesPost, Inc. (“SharesPost”) (Category A) -- SharesPost is an online marketplace for secondary market transactions in private companies. SharesPost offers an extensive online network of private company investors and a broad offering of independent, third-party research designed to facilitate secondary market transactions.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $2,556,075 / 1.01%*

Date of Initial Investment: July 19, 2011

Silver Spring Networks, Inc. (“SSN”) (Category A) -- SSN provides an IT infrastructure, including electronic meters, demand-response applications, and electric vehicle charging stations, for utilities to monitor and regulate energy usage through real-time mash-based technology.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $1,768,145 / 0.70%*

Date of Initial Investment: July 11, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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SinoLending Ltd. (“SinoLending”) (Category C) -- SinoLending is a peer-to-peer platform for small and medium enterprise (“SME”) loans in China. SinoLending intends to create a platform that can originate loans for qualified SMEs by allowing direct investments from financial institutions and individuals.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $854,859 / 0.34%*

Date of Initial Investment: August 7, 2012

Solexel, Inc. (“Solexel”) (Category A) -- Solexel is developing high-efficiency, low-cost, crystalline silicon solar cells and modules for photovoltaic electricity generation. Solexel’s disruptive, IP-protected, high-efficiency technology uses approximately ten times less silicon than traditional processes. In November 2007, Soltaix LLC changed its name to Solexel, Inc.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $10,999,997 / 4.33%*

Date of Initial Investment: June 18, 2012

Spotify Technology S.A. (“Spotify”) (Category C) -- Spotify is an online music provider that offers digitally restricted streaming of songs from a wide range of artists and music genres. Spotify distinguishes itself from the online music space by uniquely allowing users to precisely choose the artists, songs, and genres they wish to appear on their playlist, rather than using an algorithm to select similar music for the users.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $4,247,411 / 1.67%*

Date of Initial Investment: August 6, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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StormWind, LLC (“StormWind”) (Category A) -- StormWind offers corporate IT training services that provide next-generation high-definition graphics, rich-media immersive environment, visual slideshows and animations, instant replay availability, work/training balance, and hands-on practice with real IT equipment.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $3,955,872 / 1.56%*

Date of Initial Investment: December 6, 2011

Strategic Data Command, LLC (Strategic Data)(Category A) –Strategic Data is an investment in Silicon Valley Data Science, a big data and data science consulting company that specializes in agile and business-focused solutions.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $1,000,000 / 0.39%*

Date of Initial Investment: August 15, 2013

SugarCRM, Inc. (“SugarCRM”) (Category A) -- SugarCRM is an enterprise software company that provides a web-based customer relationship management (CRM) platform, designed to help businesses communicate with prospects, share sales information, close deals, and manage relationships with customers. SugarCRM’s application is accessible via computer, tablet, or mobile phone and can be integrated with Facebook, Twitter, and LinkedIn.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $7,459,704 / 2.93% *

Date of Initial Investment: September 12, 2012

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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The Echo System Corp. (“The Echo System”) (Category A) -- The Echo System offers a social media analytics and engagement platform designed to provide a rich social media data analytics and support for e-commerce websites. The Echo System is the only social media analytics company that can inform a brand what a social media user is worth to that brand and drive engagement with that brand based on the type of user visiting a site.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $373,535 / 0.15%*

Date of Initial Investment: November 14, 2011

The rSmart Group, LLC (“rSmart”) (Category A) -- rSmart is a higher education software company that provides a full suite of open source technology solutions to colleges and universities using a subscription and support services model. By utilizing open-source software, rSmart enables scalability, flexibility, responsiveness, and a total cost of ownership of approximately 50% of the cost of competing systems.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $840,112/ 0.33%*

Date of Initial Investment: December 19, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Totus Solutions, Inc. (“Totus”) (Category A) -- Totus designs and develops intelligent streetlight software systems for micro-grid solutions. Totus’ software platform enables multiple intelligent functions, including basic surveillance, communication, and nuclear sensoring. On July 8, 2011, Totus Lighting, Inc. changed its name to Totus-Solutions, Inc.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant’s Total Assets: $3,120,000 / 1.23%*

Date of Initial Investment: July 20, 2012

TrueCar, Inc. (“TrueCar”) (Category A) -- TrueCar offers a web-based information and technology platform that provides information on new and used car prices and generates leads for auto dealerships. TrueCar processes thousands of car sale transactions daily to provide users with a report containing valuable information to facilitate the car-buying process.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $2,414,826 / 0.95%*

Date of Initial Investment: August 30, 2011

Twitter, Inc. (“Twitter”) (Category A) -- Twitter is a social networking company that provides an instant communication platform. Twitter’s real-time information network allows users to send and receive information on a computer, tablet, or mobile phone.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $44,773,385 / 17.60%*

Date of Initial Investment: August 22, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

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Violin Memory, Inc. (“Violin Memory”) (Category A) -- Violin Memory provides scalable flash memory appliances that improve the performance of memory on computers by reducing the power and space requirements in a data center. Violin Memory’s products include memory arrays, PCIe memory cards, and management software all designed to provide fast and reliable memory storage that helps reduce infrastructure costs for businesses.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $8,158,498 / 3.21%*

Date of Initial Investment: April 10, 2012

Whittle Schools, LLC (“Whittle Schools”)(Category B) – Whittle Schools is a related entity of Avenues, a private pre-kindergarten through 12th grade school that aspires to ultimately become a single school with multiple integrated global campuses.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $4,500,000 / 1.77%*

Date of Initial Investment: September 6, 2012

ZocDoc, Inc. (“ZocDoc”)(Category A) -- ZocDoc provides free online service that allows patients to find and book an appointment with a nearby doctor or dentist who accepts their insurance on ZocDoc’s website or on ZocDoc’s free applications on mobile devices.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $5,172,439 / 2.03%*

Date of Initial Investment: November 15, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

23

Zynga, LLC (“Zynga”) (Category C) -- Zynga develops online social games that users can access on various social networks, including Facebook and Google+. On December 16, 2011, Zynga priced its initial public offering of 100,000,000 shares of common stock at $10 per share. As of that date, the company's common stock trades on the NASDAQ Global Select Market under the symbol ZNGA.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant’s Total Assets: $0 / 0%*

Date of Initial Investment: August 15, 2011

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

24

3.	Existence of Cash Positions

Applicant is an opportunistic investor that ideally would be as fully invested as practicable in the securities of its target portfolio companies. From time to time, however, Applicant may maintain a substantial portion of its assets in Cash Equivalents. Applicant does not believe it is in its shareholders’ best interest to make investments solely for the purpose of reducing its cash positions. Applicant invests in a broad list of companies in specialized industries (social-mobile, cloud computing, internet commerce, green technology, and education technology) in which appropriate investment opportunities are not always extant and, when identified, require significant diligence before an investment decision can be made. In fact, Applicant regularly evaluates companies in these specialized industries for potential investment opportunities.

As evidenced in the table below, Applicant made a number of investments in 2013, both in new portfolio companies and in the form of “follow-on” investments in existing portfolio companies. In addition, Applicant expects investment activity to continue in 2014, and Applicant believes that a number of additional investments will likely be made before the end of the year.

It is important to note that Applicant has no motive, indeed has a great disincentive, to maintain a significant position in cash. Most notably, cash is a very unattractive asset class in terms of investment return. The higher the level of cash, the greater its potentially depressing impact on the overall internal rate of return of Applicant. Thus, Applicant believes that relying on cash as an asset class for investment returns would ultimately have an extremely negative effect on shareholders and, thus, ultimately on the market price of Applicant’s stock.

25

GSV Capital Corp.
Equity Securities - Purchases & Sales*
Date	Company	Shares / Face	Description	Follow-on	New	Total	By Quarter
01/16/13	SugarCRM	373,134	Series E Preferred	$1,499,999		$1,499,999
02/04/13	AlwaysOn	1,050,806	Series A Preferred	$200,000		$200,000
02/25/13	CUX	50,960	Series C-1 Preferred	$517,244		$517,244
02/28/13	AlwaysOn	1,050,806	Series A Preferred	$200,000		$200,000
03/22/13	Fullbridge	531,915	Series C Preferred	$1,000,000		$1,000,000	$3,417,243
04/01/13	SugarCRM	394,084	Common Stock	$1,379,294		$1,379,294
04/05/13	ZocDoc	111,866	Common Stock	$1,733,923		$1,733,923
04/26/13	AlwaysOn	131,350	Series A-1 Preferred	$24,999		$25,000
05/17/13	Jawbone	150,000	Common Stock		$750,000	$750,000
05/24/13	AlwaysOn	919,455	Series A-1 Preferred	$175,000		$175,000
05/31/13	CUX	56,344	Series C-1 Preferred	$258,619		$258,619
05/31/13	Dailybreak	332,949	Series A-1 Preferred	$430,950		$430,950
06/06/13	Solexel	457,665	Series C Preferred	$1,000,000		$1,000,000

06/11/13	oDesk	30,000	Common Stock		$180,000	$180,000

06/19/13	Coursera	2,039,609	Series B Preferred		$9,999,999	$9,999,999	$15,932,785

7/15/13	nestGSV	450,000	Series B Preferred	$600,000		$600,000

7/26/13	Dataminr	301,369	Series C Preferred	$1,099,997		$1,099,997

7/26/13	Facebook	75,000	Common Stock	($1,940,184)		($1,940,184)

8/6/13	Facebook	100,000	Common Stock	($3,133,395)		($3,133,395)

8/15/13	Strategic Data Command	800,000	Common Stock	$1,000,000		$1,000,000

8/30/13	Whittle Schools	100	Common Units	$1,500,000		$1,500,000

9/4/13	Sinolending	2,333,108	Series B Preferred	$250,000		$250,000

9/30/13	Totus Solutions	4,444,444	Series B Preferred	$400,000		$400,000	($223,582)

10/2/13	Global Education Learning	441,653	Series A Preferred	$900,000		$900,000

10/4/13	Global Education Learning	212,647	Series A Preferred	$433,332		$433,332

10/17/13	SugarCRM	225,000	Common Stock	$855,000		$855,000
10/22/13	ePals	33,333,333	Restricted Voting Common Share Units		$2,430,016	$2,430,016

26

GSV Capital Corp.
Equity Securities - Purchases & Sales*
Date	Company	Shares / Face	Description	Follow-on	New	Total	By Quarter
10/28/13	SugarCRM	25,000	Common Stock	$95,000		$95,000

10/31/13	Coursera	921,790	Series B Preferred	$4,519,444		$4,519,444

11/22/13	Curious.com	2,839,861	Series B Preferred		$10,000,003	$10,000,003	$19,232,795
							$38,359,241

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

27

C.	Certification Requested

Applicant hereby requests, pursuant to Section 851(e) of the Code, a certification that it is principally engaged in the furnishing of capital to other corporations that are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. Applicant’s board of directors has determined that it is in the best interests of Applicant and its shareholders to qualify as a RIC. Among other things, RIC qualification would permit Applicant to avoid taxation at the corporate level. However, based upon the composition of Applicant’s investment portfolio and in the absence of the requested certification, Applicant may not satisfy the diversification requirements of Subchapter M as set forth in Section 851(b)(3)(A) of the Code. Thus, without the requested certification, Applicant may not be able to qualify as a RIC.

D.	Precedents

The present request for certification by Applicant is substantially identical to the requests which the Commission has granted to Harris & Harris Group, Inc. for the fiscal years ended December 31, 1997 and December 31, 1999 through December 31, 2012.2 Moreover, the Commission has issued certifications pursuant to Section 851(e) of the Code in the past to, among others, Greater Washington Investors, Inc.,3 American Enterprise Development Corp.,4 Boston Capital Corp. -- Boston Capital Small Business Investment Corp.,5 and American Research & Development Corp.6

2      Harris & Harris Group, Inc., Investment Company Act Release Nos. 30604 (July 22, 2013); 30104 (June 15, 2012); 29736 (July 22, 2011); 29289 (May 28, 2010); 28761 (June 9, 2009); 28294 (May 30, 2008); 27870 (June 20, 2007); 27398 (June 16, 2006); 26908 (June 15, 2005); 26467 (June 15, 2004); 25990 (Apr. 2, 2003); 25454 (Mar. 7, 2002); 24888 (Mar. 8, 2001); 24314 (Feb. 24, 2000); 23102 (Apr. 6, 1998).

3      Greater Washington Investors, Inc. (File No. 811-1622), Investment Company Act Release No. 6604 (July 2, 1971) (certification).

4      American Enterprise Development Corp. (File No. 811-1543), Investment Company Act Release No. 6501 (May 3, 1971) (certification).

5      Boston Capital Corp., Boston Capital Small Business Investment Corp. (File No. 811-1650), Investment Company Act Release No. 6054 (May 14, 1970) (certification).

6      American Research & Development Corp. (File No. 811-4817), Investment Company Act Release No. 4817 (Jan. 12, 1967) (certification).

28

E.	Applicant’s Legal Arguments

Given the nature of the companies in which Applicant has invested the majority of its assets, as well as the benefit for Applicant and its shareholders for Applicant to be able to elect to be subject to taxation under Subchapter M, it is appropriate for the Commission to issue the requested certification pursuant to Section 851(e) of the Code. Section 851(e) was intended to foster the development of companies that “are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.”7 Accordingly, Section 851(e) is available to those investment companies that are “principally engaged in the development or exploitation of inventions, technological developments, new processes, or products not previously generally available.”8 In determining whether an investment company is ‘principally engaged’ in investing in such companies, the Commission is to give consideration . . . to the purpose and function of the investment company and to its continuing over-all operation. Ordinarily, for example, it would be requisite that a major portion of the assets of the investment company represent securities in operating companies developing and exploiting new processes and products.9

In the case of Applicant, as of December 31, 2013, approximately [%]* of its total assets less Cash Equivalents were invested in the securities of companies engaged in the type and degree of business activities described in Section 851(e). Applicant, furthermore, is committed to continuing investing in such companies.

7      Revenue Act of 1951, Pub. L. No. 82-183, § 337, 65 Stat. 452 (1951) (codified at 26 U.S.C. § 851 (2006)).

8      Id.

9      Revenue Act of 1951, H.R. Rep. No. 82-586, at 123 (1951), reprinted in 1951 U.S.C.C.A.N. 1781, 1912.

29

The Portfolio Companies are consistent with the types of companies that Congress envisioned when it enacted Section 851(e). As noted in connection with the enactment of Section 851(e), “[a]n operating company will not be considered to be engaged in the development of new processes or products merely because the process or product is new to the [operating] company.”10 Rather, the process or invention developed by the operating company that the investment company has invested in must “represent a substantial technological improvement, or be different to a material degree from a process or product previously available.”11 The investments of Applicant at issue here fall squarely within the types of portfolio investments identified by Congress as the intended beneficiaries of Section 851(e). The Portfolio Companies are companies that are engaged in pioneering research into a variety of new technical advances that previously have not been available and developing innovative solutions to be applied in a broad range of rapidly-growing industries. The advances being developed by the Portfolio Companies range from the development of web-based software and platforms to high-efficiency solid oxide fuel cells that convert fuel into electricity. The technologies being developed by each of the Portfolio Companies represent material advancements or new developments in each of the companies’ respective industries; they do not represent mere changes in style or new models.

10      Id.

11      Id.

30

Given the composition of Applicant’s investment portfolio, Applicant may need to rely upon the provisions of Section 851(e) in order to qualify as a RIC. Obtaining the requested certification is a prerequisite to relying upon Section 851(e). Moreover, the Commission, and only the Commission, has been authorized to issue such a certification. Thus, for Applicant to rely upon Section 851(e), the Commission must issue the requested certification.12 For the reasons set forth above, we believe that it is appropriate in the public interest and consistent with the best interests of Applicant’s shareholders for the Commission to issue the requested certification pursuant to Section 851(e), and hereby request that such certification be issued.

 12      Applicant represents that the limitation of Section 851(e)(2) does not apply to it. That provision generally makes Section 851(e) unavailable to an investment company if more than 25% of the value of its total assets is represented by securities of issuers with respect to each of which the company holds more than 10% of the outstanding voting securities and in respect of each of which the company has held any security for 10 or more years.

31

III. COMMUNICATIONS

Please address all communications concerning this application and the Notice and Order to:

Stephen D. Bard

Chief Financial Officer, Chief Compliance Officer, Treasurer and Corporate Secretary

GSV Capital Corp.

2925 Woodside Road

Woodside, CA 94062

Please address any questions concerning this application and a copy of any communications, Notice, or Order to:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Suite 700

Washington, D.C. 20001-3980

32

IV. AUTHORIZATION

Under Maryland law and the Articles of Incorporation and bylaws of Applicant, Applicant’s business and affairs are to be conducted by its board of directors. In accordance with Maryland law and the Articles of Incorporation and bylaws of Applicant, a resolution was adopted by Applicant’s board of directors authorizing the appropriate officers of Applicant to prepare, execute, and file with the Commission this Application for a certification pursuant to Section 851(e) of the Code. A copy of the resolution is attached hereto as Exhibit A. Accordingly, the persons signing and filing this Application have been duly authorized to do so.

Applicant has caused this Application to be duly signed on its behalf in the county of San Mateo in the City of Woodside on the 3rd day of December, 2013.

GSV CAPITAL CORP.

By: /s/ Stephen D. Bard

Stephen D. Bard

Chief Financial Officer, Treasurer

and Secretary

Attest: /s/ Betine Lee

              Betine Lee

33

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated December 3, 2013, for and on behalf of GSV Capital Corp.; that he is the Chief Executive Officer of GSV Capital Corp.; and that all actions by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information, and belief.

/s/ Stephen D. Bard

Stephen D. Bard

Chief Financial Officer, Treasurer

and Secretary

Sworn and subscribed to before me, a notary public, this 3rd day of December, 2013.

/s/ Betine Lee

Betine Lee

Commission # 2019407

Notary Public - California

San Mateo County

Commission Expires April 12, 2017

34

EXHIBIT LIST

A	Resolution adopted by the board of directors of GSV Capital Corp.

B	Proposed form of Certification.

GSV CAPITAL CORP.

Resolutions by the Board

December 3, 2013

RESOLVED, that the officers of the Company (the “Officers”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the 851(e) Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the 851(e) Application and any additional applications for 851(e) relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

PROPOSED FORM OF CERTIFICATION

In the Matter of GSV Capital Corp.,

2925 Woodside Road

Woodside, CA 94062

Admin. Proc. File Nos. 33-_________, 814-00852

SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940, Release No. ________

_________, 2014

CERTIFICATE PURSUANT TO SECTION 851(e) OF THE

INTERNAL REVENUE CODE OF 1986, AS AMENDED

GSV Capital Corp. (“GSV Capital”), which has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), has filed an application for an order of the Commission certifying to the Secretary of the Treasury, pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended (the “Code”), that, for the year ended December 31, 2013, GSV Capital was principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. The certification requested is a prerequisite to qualification by GSV Capital as a “regulated investment company” under Section 851(a) of the Code, pursuant to the provisions of Section 851(e) thereof, for the year ended December 31, 2013.

B-1

The following table shows the composition of Applicant’s total assets as of the end of each calendar quarter of 2013:

	3/31/2013	6/30/2013	9/30/13	12/31/2013
A. Investments in "eligible portfolio companies" described in Section 2(a)(46)
of the 1940 Act and believed by Applicant to be engaged in the
business activities required by Section 851(e) of the Code	$193,448,757	$214,620,401	$ 221,164,673

B. Investments in "eligible portfolio companies" described in Section 2(a)(46)
of the 1940 Act and treated by Applicant as not engaged in the business
activities required by Section 851(e) of the Code	$13,037,500	$10,395,159	$14,923,016

C. Investments that do not qualify under Section 55(a) of the 1940 Act, but as to which the issuers are believed by Applicant to be engaged in the
business activities required by Section 851(e) of the Code	$15,668,348	$16,182,926	$16,895,757

D. Investments that do not qualify under Section 55(a) of the 1940 Act and
treated by Applicant as not covered by Section 851(e) of the Code	-	-	-

E. Cash, cash items and securities as set forth in Section 55(a)(6) of the 1940 Act, collectively “Cash Equivalents”	$22,818,379	$4,634,110	$67,310,704

Total Investments and Cash Equivalents	$244,972,984	$248,832,596	$320,294,150

Other Assets	$447,253	$326,398	$4,236,530

Total Assets	$245,420,237	$249,158,994	$324,530,680

 ss

B-2

GSV Capital has submitted in support of its application, on which this order is based, a detailed description of each of the companies whose securities are held in its portfolio and which it alleges to be development corporations. As reflected in the above table, such entities, excluding investments in issuers described in Categories B and D, comprised the following percentages of the total assets less cash and cash equivalents of GSV Capital at the end of each of the calendar quarters of 2013: March 31, 94%; June 30, 94%; September 30, 93%; and December 31, [%]*.

On the basis of an examination of the reports and information filed by GSV Capital with the Commission pursuant to the provisions of the 1940 Act and the rules and regulations promulgated thereunder, as well as the data and information contained in the application, it appears to the Commission that, during the twelve months ending December 31, 2013, GSV Capital was principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available within the intent of Section 851(e) of the Code.

IT IS THEREFORE CERTIFIED to the Secretary of the Treasury, or his delegate, pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended, that GSV Capital which has elected to be regulated as a business development company under the 1940 Act was, for the twelve months ending December 31, 2013, principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

* Subject to revision when 10-K for fiscal year ended December 31, 2013 is finalized.

B-3